GUIDED THERAPEUTICS, INC.

5835 Peachtree Corners East, Suite D

Norcross, Georgia 30092

October 29, 2013

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Guided Therapeutics, Inc.
Schedule TO-I
Filed October 15, 2013
File No. 5-51261

Dear Ms. Chalk:

On behalf of Guided Therapeutics, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 22, 2013 (the “Comment Letter”) concerning the above-referenced filing. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Schedule TO-I – Item 10. Financial Statements

1.	Explain how you reached the determination that pro forma financial statements are not required under Item 10(b) of Schedule TO. If you do not believe pro formas are material in the context of this offer, explain why in your response letter.

RESPONSE: In response to the Staff’s comment, we have added summary pro forma financial information to the disclosure. We note that as the Company had net losses for the three months ended June 30, 2013 and June 30, 2012 and the years ended December 31, 2012 and 2011, the Offer would have no pro forma effect on the Company’s ratio of earnings to fixed charges.

Exhibit 99(a)(1) - Offer to Exchange - General

2.	We note that you are relying on the exemption in Section 3(a)(9) of the Securities Act of 1933 for the exchange of the new warrants for the outstanding warrants in this offer. We also note the new warrants will be immediately exercisable into common shares and must be exercised by November 27, 2013. In your response letter, tell us the exemption you are relying on for the issuance of the common shares underlying the new warrants to be issued in this offer. In addition, outline the facts supporting your reliance on the exemption you identify. We may have further comment.

RESPONSE: We believe that the issuance of common stock underlying the New Warrants will be a transaction not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and, additionally, will qualify under the safe-harbor provisions of Rule 506(b) of Regulation D, promulgated under the Act.

1

Section 4(a)(2) Exemption Analysis

Section 5 of the Securities Act requires all offers and sales of securities to be registered with the Commission unless there is an available registration exemption. We believe that Section 4(a)(2) of the Securities Act provides the applicable registration exemption regarding the issuance of common stock underlying the New Warrants. Section 4(a)(2) of the Securities Act provides that the provisions of Section 5 of the Securities Act do not apply to “transactions by an issuer not involving any public offering.” Although the term “public offering” has never been defined formally by the Commission, to qualify for this exemption, the purchasers of the securities must: (1) have enough knowledge and experience in finance and business matters to evaluate the risk and merits of the investment, be a “sophisticated investor” or be able to bear the investment’s economic risk; (2) have access to the type of information normally provided in a prospectus; and (3) agree not to resell or distribute the securities to the public. In addition, the issuer may not use any form of public solicitation or general advertising in connection with the offering.

The Company believes that the following characteristics of the issuance of the Company’s common stock upon exercise of the New Warrants make it clear that there is no “public offering” of securities contemplated by the issuance of common stock underlying the New Warrants and that the registration exemption of Section 4(a)(2) of the Securities Act applies to such issuance. There are only 22 eligible participants in the Offer, all of whom have been investors in the Company for at least six to ten years through a series of previous private placements, and several of whom are current or former directors or employees with substantial knowledge of the Company. Moreover, most (if not all) of the eligible participants in the Offer are accredited investors, as defined by Rule 501 of Regulation D. Each eligible participant in the Offer has also previously made representations to the Company regarding its ability to evaluate the merits and risks of an investment in the Company’s common stock. Given the type of eligible participant involved in the Offer and the long investment history these participants have had with the Company, we believe that each eligible participant in the Offer has the knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of investing in the Company’s common stock. Since the Company is an reporting issuer under the Securities Exchange Act of 1934 (the “Exchange Act”) and current in its reporting requirements, we believe that the eligible participants in the Offer have current information regarding the Company and its financial position sufficient to make an informed investment decision regarding exercise of the New Warrants. Each eligible participant in the Offer has made in the past, and will make in connection with the exercise of any New Warrants, certain representations that he or she will acquire the underlying common stock for himself or herself and not with a view toward distribution. Lastly, given the Company’s long-term pre-existing relationship with the eligible participants, the Company has not engaged in any form of general solicitation or general advertising with respect to the issuance of its common stock upon exercise of the New Warrants.

Rule 506(b) Safe Harbor Analysis

Regulation D promulgated under the Securities Act (“Regulation D”) provides a safe harbor in connection with reliance on the Section 4(a)(2) exemption from the registration requirements of Section 5 of the Securities Act. In addition to satisfying the general exemption provided by Section 4(a)(2) of the Securities Act, we believe that the following characteristics of the issuance of the Company’s common stock upon exercise of the New Warrants make it clear that the Company has satisfied or will satisfy prior to exercise of any such New Warrants all the general terms and conditions of Rule 506 of Regulation D.

Rule 506(b)(2) of Regulation D requires that the offering be made to no more than 35 purchasers of securities, excluding “accredited investors” as defined in Rule 502(a) of Regulation D, and that any purchaser who is not an accredited investor have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the potential investment. As mentioned above, there will be only 22 eligible participants in the Offer potentially exercising the New Warrants—well below the Rule 506(b)(2) limit even when including accredited investors. For the same reasons set forth above in our discussion of the Section 4(a)(2) exemption, we also believe each eligible participant in the Offer has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of investing in the Company’s common stock.

Rule 502(b)(2)(ii) of Regulation D requires the Company, which is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to provide certain information about the Company to any eligible participant that is not an accredited investor. In this regard, the Company has furnished, including through dissemination of the Offer materials (which incorporate by reference certain of the Company’s filings under Section 13 or 15(d) of the Exchange Act), or intends to furnish a reasonable period of time prior to the exercise of any such New Warrants, the information required to be furnished by Rule 502(b)(2)(ii) of Regulation D to each eligible participant in the Offer receiving New Warrants.

Rule 502(c) of Regulation D requires that the Company not engage in any form of general solicitation. For the same reasons set forth above in our discussion of the Section 4(a)(2) exemption, the Company has not engaged in any form of general solicitation or general advertising with respect to the issuance of its common stock upon exercise of the New Warrants.

Finally, Rule 506(d) of Regulation D disqualifies from the Regulation D safe harbor issuers that have engaged in certain bad acts. With respect to the Company’s issuance of its common stock upon exercise of the New Warrants, no person or entity covered by Rule 506(d) of Regulation D would be disqualified as a “bad actor” under such Rule 506(d) or would trigger a disclosure requirement under Rule 506(e) of Regulation D. Specifically, we note that the Company has no affiliated issuers or beneficial owners of more than 20% of the voting power of the Company’s common stock, and the Company has not engaged any promoters, investment managers or any other person that have been or will be paid (directly or indirectly) remuneration for solicitation in connection with the Offer or the exercise of any New Warrants.

Special Note Regarding Forward-Looking Statements, page 5

3.	The disclosure here indicates that certain statements in the Offer to Exchange are forward-looking statement “within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934…” The safe harbor for forward-looking statement in the Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Please revise the disclosure accordingly.

RESPONSE: We have revised the disclosure to delete references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Certain Risks of Participating in the Offers, page 6

If we do not or are unable to file and obtain effectiveness of a registration statement to register the shares of common stock issuable upon exercise of the New Warrants, such shares of common stock will remain subject to transfer restrictions on resale under the Securities Act, page 7

4.	Note that any holder who is not listed as a selling shareholder in the registration statement you intend to file could not resell such holder’s shares in reliance on the registration statement. In that case or if the resale registration statement is not filed, the holder (including its transferees and acquirers) would have to qualify for an exemption for such sale, which might require a holding period.

RESPONSE: We acknowledge the Staff’s comment and have amended the disclosure accordingly.

Conditions of the Offer, page 12

5.	Refer to the first paragraph in this section, where you state that you may terminate the offer if any of the listed events occurs or does not occur and “the occurrence of such event or events makes it inadvisable to proceed with the Offer or with the acceptance of tendered Original Warrants.” If a listed offer condition is “triggered” by an events or events, the offer condition is implicated and you must revise the offer materials promptly to indicate whether you will waive the offer condition or assert it to terminate the offer. You may not, once such an event occurs, reserve the right to make a secondary determination as to whether the offer condition is such as to warrant termination of the offer without waiver of the condition. Please revise.

RESPONSE: We have revised the disclosure as requested by the Staff.

6.	Refer to our last comment above. Revise the following statement in the last paragraph of this section in accordance with our last comment above: “Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.” If an offer condition is triggered, you must promptly advise shareholders whether you will waive it and proceed with the offer or assert it and terminate. You may not wait until the end of the offer period to make such a determination, unless by its nature, the satisfaction of the condition may only be judged as of expiration (such as a minimum tender condition). Please revise.

RESPONSE: We have revised the disclosure as requested by the Staff.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Mark L. Faupel, Ph.D.

Mark L. Faupel, Ph.D.

President and Chief Executive Officer

Cc: John E. Zamer, Esq.

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